[Letterhead of SPX Corporation]

December 4, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attn:  Mr. Kevin L. Vaughn

Re:	SPX Corporation
Form 10-K for the Year Ended December 31, 2006
Form 10-Q for the Quarter Ended September 29, 2007
File No. 001-06948

Dear Mr. Vaughn:

This letter sets forth the responses of SPX Corporation (together with its subsidiaries, “we” or “our”) to comments made by the Staff of the Securities and Exchange Commission during a telephonic conversation on December 4, 2007 with respect to the above captioned filings.

1.              Attached, as Exhibit 1 and Exhibit 2, are the calculations for each of our Dock Products and Security and Protection (“Vance”) business, including the numerator and denominator, underlying the percentages provided under comment number one of our response letter to you dated December 3, 2007.

2.              Following is additional commentary and analysis addressing how we evaluated the materiality of the $13.5 million misstatement on our reported loss from discontinued operations as discussed under comment number four in our response letter to you dated December 3, 2007.

The primary users of our financial statements are our equity investors, the sell-side analyst community, and our debt holders.  As stated in our response letter dated December 3, 2007, our equity investors and the sell-side analyst community focus on continuing operations in assessing our financial performance. This is evidenced by the fact that street consensus figures for SPX, as published by First Call and Reuters, are exclusively on a continuing operations basis.  Our earnings guidance and earnings call communications are also solely on a continuing operations basis and documented as such.  Our debt holders (primarily lending institutions under our senior credit facilities) measure our financial performance based on earnings before interest, taxes, depreciation and amortization (“EBITDA”), which as used in our credit agreement excludes, among other things, gains and losses on the sale of discontinued operations.

We do not believe the judgment of the primary users of our financial statements (equity investors, the sell-side analyst community, and debt holders) is materially changed or influenced by, nor would they consider to be important, the $13.5 million misstatement of deferred income taxes associated with prior years’ discontinued operations, as their focus is on results from continuing operations or measures of financial performance that exclude income taxes and gains and losses on the sale of discontinued operations.  We do note that the disclosure provided in our Form 10-Q for the period ended September 30, 2007 provides users of our financial statements the necessary information to assess the impact of the misstatement on discontinued operations, should they consider this information to be important.  Thus, as we outlined in our December 3, 2007 response to you, we primarily focused our materiality evaluation of the impact of this item on income from continuing operations and net income and concluded that the correction was not material to the 2007 projected amount for either measure.

We also considered the impact of the $13.5 million misstatement on the actual reported net loss from discontinued operations for the three and nine months ended September 30, 2007, which totaled $0.2 million and $11.3 million, respectively, and the current year projected loss from discontinued operations of approximately $11.0 million.  The activity reported in our discontinued operations results from the execution of a strategy initiated in late 2004 that includes the exit of a number of non-core operations.  As noted in the historical amounts summarized below, as well as those shown in our letter dated December 3, 2007, our discontinued operations activity fluctuates significantly by quarter and year and directly results from the timing of our divestiture decisions.  In relation to our financial statements, the discontinued operations activity for 2007 is not significant, representing primarily the final sale of Contech and the probable divestiture of our Air Filtration business, a business with 2006 revenues of only $94.5 million.  As such, the amount of any misstatement within discontinued operations likely would be arithmetically large when compared to the actual activity within discontinued operations during 2007.    Therefore, in our view, comparing the $13.5 million to the absolute amount of the loss from discontinued operations for 2007, both the actual through September 30, 2007 and the projected for all of 2007, is not meaningful.

	Projected		Actual		Actual		Actual
($’s in Millions)	2007		2006		2005		2004

Income(Loss) from Discontinued Operations, Net of Tax	$(11.01	)(1)	$(49.7	)(2)	$1,054.9	(2)	$42.8	(2)

(1) Based on financial projections as of the date of our filing of our Form 10-Q for the period ended September 30, 2007.

(2) Based on the figures included in the financial statements included in our Form 8-K filed on November 21, 2007.

We also considered that this misstatement arose from our significant divestiture transactions in 2005 and 2006 that generated aggregate sale proceeds of $2.9 billion and after-tax gains of $1.0 billion.  In our view, the impact of this item is not significant in relation to the magnitude of the underlying transactions.  In addition, it had no effect on the ultimate selling price or our representations and obligations associated with the transactions.

Under Staff Accounting Bulletin (“SAB”) 99, “Materiality,” a matter is considered material “if there is a substantial likelihood that a reasonable person would consider it important.”  In Statement of Financial Accounting Concepts No. 2, the Financial Accounting Standards Board defines materiality as follows:

“The magnitude of an omission or misstatement of accounting information that, in the light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.”

The Supreme Court, in TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976), has held that a fact is material if there is “a substantial likelihood that the . . . fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.”

Based on our third quarter analysis, as recounted above and in our letter to you dated December 3, 2007, we have concluded that although the $13.5 million misstatement is arithmetically large when compared to the overall loss from discontinued operations for 2007 (both actual to date and projected), our financial statements for 2007, notwithstanding the $13.5 million misstatement within discontinued operations, are not materially misstated and are reliable based on all the considerations outlined above. In summary, the judgment of the users of our financial statements would not have been changed or influenced by this misstatement.

*  *  *  *  *

In connection with this letter, we acknowledge the following:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (704) 752-4455 or via e-mail at patrick.oleary@spx.com.

Very truly yours,

/s/ Patrick J. O’Leary

Patrick J. O’Leary
Executive Vice President
and Chief Financial Officer

cc:       Martin James

            Senior Assistant Chief Accountant

            Tara Harkins

            Staff Accountant

Exhibit 1

SPX Corporation

Significance Test Under Rule 1-02(w) of Regulation S-X - Dock Products (“Dock”)

(Dollars in Millions)

Investment in and Advances to the Subsidiary (As of 12/31/05):
SPX’s Net Investment in Dock	$40.3
SPX’s Consolidated Total Assets	5,306.4	(1)
	0.8%

Total Assets (As of 12/31/05):
Dock Total Assets	$68.8
SPX’s Consolidated Total Assets	5,306.4	(1)
	1.3%

Income (Loss) from Continuing Operations before Income Taxes (Year Ended 12/31/05):
Dock	$(40.0	)(2)
SPX Consolidated	142.8	(3)
	(28.0)%

(1) Figure per SPX’s 2005 Form 10-K.

(2) Includes an impairment charge recorded prior to the decision to discontinue Dock of $42.0.

(3) Represents the average five year consolidated figure, determined in accordance with Rule 1-02(w) of Regulation S-X, as calculated below:

	As Reported		Less:				Five Year
	in the 2005		Dock’s				Average
	Form 10-K		Loss		Adjusted		Calculation
Year Ended December 31, 2005	$27.3	(a)	$(40.0	)(b)	$67.3		$67.3
Year Ended December 31, 2004	(175.3)		—		(175.3	)(c)	—
Year Ended December 31, 2003	198.7		(3.0	)(b)	201.7		201.7
Year Ended December 31, 2002	239.9		—		239.9		239.9
Year Ended December 31, 2001	205.1		(0.2	)(b)	205.3		205.3
							714.2
					Divide by 5		5
							$142.8	(a)

     (a) As SPX’s 2005 income from continuing operations was 10% lower than the average figure for the last five years, we substituted the average income figure for purposes of the calculation in accordance with Rule 1-02(w) of Regulation S-X.

     (b) For years when Dock recorded losses from continuing operations before income taxes and SPX reported consolidated income from continuing operations, we excluded these losses from the calculation in accordance with Rule 1-02(w) of Regulation S-X.

     (c)  We excluded the loss for 2004 from the calculation in accordance with Rule 1-02(w) of Regulation S-X.

Exhibit 2

SPX Corporation

Significance Test Under Rule 1-02(w) of Regulation S-X - Security and Protection (“Vance”)

(Dollars in Millions)

Investment in and Advances to the Subsidiary (As of 12/31/04):
SPX’s Net Investment in Vance	$101.0
SPX’s Consolidated Total Assets	7,588.5	(1)
	1.3%

Total Assets (As of 12/31/04):
Vance Total Assets	$134.4
SPX’s Consolidated Total Assets	7,588.5	(1)
	1.8%

Income (Loss) from Continuing Operations before Income Taxes (Year Ended 12/31/04):
Vance	$3.8
SPX Consolidated	(176.1)	(2)
	-2.2%

(1) Figure per SPX’s 2004 Form 10-K.
(2) Figure is calculated as follows:
SPX’s Consolidated Loss from Continuing Operations before Income Taxes per the 2004 Form 10-K	$(172.3)
Exclude Vance’s Income from Continuing Operations before Income Taxes in accordance with Rule 1-02(w) of Regulation S-X, as SPX reported a Consolidated Loss from Continuing
Operations before Income Taxes	3.8
	$(176.1)